LEGG MASON PARTNERS MONEY MARKET TRUST
Item 77I

Western Asset Money Market Fund
Western Asset Government Money Market Fund
Sub item 77I  Terms of New or Amended Securities

Effective June 2, 2009, the funds ceased offering Exchange A shares and all Exchange A shares were converted to Class A shares. Until June 2, 2009, Class A shares were available only to eligible participants in broker sweep programs and certain other qualified investors and could not be purchased by exchange of Class A shares from other funds sold by the distributor. Exchange A shares will be available to all other individual investors and to investors in certain retirement plans. Starting June 2, 2009, Class B shares will convert to Class A shares approximately 8 years after purchase.
Both Exchange A and Class A shares are exchangeable for Class A shares (or, if offered, Exchange A shares) of other funds sold by the distributor.